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                              April 5, 2021

       Gregory A. Beard
       Chief Executive Officer
       Beard Energy Transition Acquisition Corp.
       601 Lexington Avenue, 20th Floor #1001
       New York, NY 10022

                                                        Re: Beard Energy
Transition Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 9, 2021
                                                            File No. 333-254049

       Dear Mr. Beard:

              We have reviewed your registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 9, 2021

       Summary, page 1

   1. We note your statement that you may enter into a tax receivable agreement pursuant to which you agree to
share with your sponsor or owners of the target of a business combination a portion
of any tax benefits resulting from increased deductions, losses and reduced gains. Please
state, if true, that such an agreement could transfer economic benefits from you to
the insiders. In addition, please identify the factors you will consider when deciding whether
to enter into a tax receivable agreement.
       Notes to consolidated financial statements
       Note 6. Stockholders' Equity, page F-12

   2. Please expand your disclosure to provide a more detailed description of the terms of the
 Gregory A. Beard
Beard Energy Transition Acquisition Corp.
April 5, 2021
Page 2
      Class A and Class B units issued by OpCo.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameGregory A. Beard
                                                     Division of Corporation
Finance
Comapany NameBeard Energy Transition Acquisition Corp.
                                                     Office of Real Estate &
Construction
April 5, 2021 Page 2
cc:       Caroline Blitzer Phillips
FirstName LastName